Exhibit 99.1

Translation of the notification on page 1

Weifang State-owned Assets Operation Administration Company

Re: Notification of Shares Ownership Change of Fuwei Films (Holdings) Co., Ltd.

To Fuwei Films (Holdings) Co.,Ltd.:

Please be noted that your shareholders have transferred 100% of the shares of Apex Glory Holdings Limited to Weifang State-owned Assets Operation Administration Company; and 100% of Easebright Investments Limited to Ms. Qing Liu and Mr. Zhixin Han, each of whom receives 50% respectively.

Yours Sincerely

May 5th, 2011
Chopped by Weifang State-owned Assets Operation Administration Company

01-May-11